

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Michael Bufano
Chief Financial Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco , CA 94111

> **Re: Allbirds, Inc.**
> **Form 10-K for the Fiscal Year Ended December, 31, 2021**
> **File No. 001-40963**

Dear Michael Bufano:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing